

November 5, 2012

Via E-mail
Anthony Goodman
Chief Executive Officer
Elray Resources, Inc.
575 Madison Avenue
Suite 1006
New York, NY 10022

> **Re:** **Elray Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 13, 2012**
> **File No. 000-52727**

Dear Mr. Goodman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Item 9A. Controls and Procedures, page 25

Management's Report on Internal Control Over Financial Reporting, page 25

1.   We note your disclosure does not provide a conclusion on the evaluation you conducted on your internal controls over financial reporting ("ICFR"); however you do disclose that you identified several material weaknesses in ICFR. Please amend your Form 10-K to clearly state that your ICFR was not effective as of December 31, 2011, as required by Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining